EXHIBIT 8.1

OPINION OF LOWDEN VAN BRAUMAN, LLP,

REGARDING ISRAELI TAX IMPACT TO UNITED STATES SHAREHOLDERS

LOWDEN VAN BRAUMAN LLP

6510 Abrams Road, SUITE 300

Dallas, TEXAS 75231

214-348-9300

Fax 214-221-6510

MARTIN M. VAN BRAUMAN	MARTIN.VANBRAUMAN@LOWDENLAW.COM
(214) 914-2018 [Direct]	Board Certified in Tax Law, Texas Board of
Legal Specialization

Confidential and Privileged

Attorney-Client Communication *

September 3, 2003

Mr. Eugene A. Soltero
President and Chief Operating Officer
Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

The following tax advice is considered privileged communication under the provisions of I.R.C. para 7525 and is provided by federally authorized tax practitioners with respect to matters that are within the scope of the practitioners' authority to practice before the Internal Revenue Service. This communication is exclusively between the above taxpayer and the practitioners indicated above and any disclosure of the information contained herein to any other parties may waive the confidentiality privilege under I.R.C. para 7525.

In re: Foreign Tax Consequences for U.S. Investors

Dear Mr. Soltero,

You have requested that our firm provide an opinion with respect to the first sentence, paragraph 2, under the "Tax Consequences" section of the prospectus (Form SB-2 Registration Statement Under the Securities Act of 1933) filed with the Securities and Exchange Commission on July 15, 2003 by Zion Oil & Gas, Inc. ("Zion"), a Delaware corporation. The first line in the prospectus on page 53 states that

[w]e are not including in this prospectus a section on material Israeli income tax consequences for US investors because the holders of our common stock will not be directly subject to any Israeli income taxes related to their holdings.

* Except as may be indicated above, this letter and any document attached to it should not be distributed to anyone other than the addressee without first consulting the author.

As discussed below, our firm is of the opinion that the holders of the common stock of Zion will not be directly subject to any Israeli income taxes related to their holdings in Zion stock. This opinion is limited to the tax matters specifically covered herein and based on your specific facts. Our opinion is based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time, potentially with retroactive effect.

Under I.R.C. para 7701(a)(4), the term "domestic" when applied to a corporation means created or organized in the United States or under the law of the United States or of any State. Zion is incorporated in the state of Delaware with its principal executive offices and management in the United States. Zion operates as a "foreign branch" in Israel. Although Zion's principal place of business is in Israel, Zion is a resident U.S. corporation with incorporation and management in the United States.

Any income taxes imposed by the State of Israel on U.S. persons or U.S. entities are covered under the current Convention Between the Government of the United States of America and the Government of the State of Israel With Respect to Taxes on Income. Under Article 6(1) of the Convention, a resident of the United States may be taxed by Israel on any income from sources within Israel and only on such income, subject to the limitations set forth in the Convention.

Under Article 8(1), industrial or commercial profits of a resident of one of the countries are exempt from tax by the other country unless the resident has a permanent establishment in that other country. If the resident has a permanent establishment in that other country, tax may be imposed by that other country on the profits of the resident but only on so much as attributable to the permanent establishment.

Under Article 5 of the Convention, the term "permanent establishment" means a fixed place of business, such as a branch, through which a resident of one of the countries engages in industrial or commercial activity. Also, a resident may be deemed to have a permanent establishment in the other country if such resident engages directly in industrial or commercial activity without a fixed place of business and not through an independent agent or broker in the other country.

Under Article 3(1)(a), the term "resident of Israel" means an Israeli corporation and any other person (except a corporation or any entity treated under Israeli law as a corporation) resident in Israel for purposes of Israeli tax, but in the case of a partnership, estate, or trust only to the extent that the income derived by such partnership, estate, or trust is subject to Israeli tax as the income of a resident either in the hands of the respective entity or its partners or beneficiaries. Article 2(1)(f)(ii) defines the term "Israeli corporation" to mean any body of persons taxed as a body of persons resident in Israel under the income tax ordinance. Article 2(1)(e) defines the term "person" to include an individual, a partnership, a corporation, an estate, or a trust.

Zion would not be a tax resident of Israel, but the foreign branch (operating in Israel) of Zion would be the tax resident under Israeli law. Under the statutes and laws of Israel, Zion is not an "Israeli corporation," but operates as a foreign branch of a U.S. corporation in Israel with the foreign branch treated as the permanent establishment in Israel. Zion is subject to the income tax laws of Israel only with respect to the operations attributable to Zion's permanent establishment in Israel.

For U.S. tax purposes, Congress has treated the corporation as a distinct taxable entity, separate and apart from its shareholders. A corporation is a separate taxable entity with its own tax rates, tax rules, tax returns and tax Regulations. Each corporation is an independent tax-paying entity, unaffected by the personal characteristics of its shareholders or changes in their composition as a result of transfers of stock from old shareholders to new ones.

Both federal and state statutory principles hold that the corporation is an independent entity apart from its shareholders. The courts ordinarily take the corporation at face value and do not merge it with its shareholders. There are exceptions to this independence in the judicial and the tax arena that are the result of shareholder dealings in closely held corporations. Zion will not be a closely held corporation, but will be a public corporation in which by definition ultimate ownership becomes more widely dispersed and control increasingly separated from ownership. Zion is an entity wholly independent of its shareholders for legal and tax purposes.

Common stock represents an ownership interest in a corporation, which gives the right of ownership in part of the assets of the corporation and the right to interest in any surplus after the payment of debt. Corporate profits either must be retained and invested or distributed to the corporation's shareholders as dividends. Dividends paid to the shareholders by Zion, a U.S. resident corporation, are treated as income from U.S. sources and are not from sources within Israel pursuant to Article 4(1) of the Convention and thus not subject to Israeli tax law.

The U.S. shareholders of Zion would not be tax residents, or deemed tax residents, of Israel under Israeli tax law and the Convention, pursuant to their ownership in Zion stock. The U.S. holders of the common stock of Zion would not be directly subject to any Israeli income taxes related to their holdings in Zion stock. Only the foreign branch of Zion in Israel would be directly subject to any Israeli income taxes.

Best regards,

s/ Martin M. Van Brauman
Martin M. Van Brauman, Partner
Lowden Van Brauman LLP